Exhibit 99.5

FOR IMMEDIATE RELEASE	(TSX VENTURE SYMBOL: CHA)

AUGUST 15, 2006

CHALLENGER ENERGY IS POISED TO MOVE FORWARD WITH DRILLING OFFSHORE
TRINIDAD AND FILES SECOND QUARTER 2006 FINANCIAL OPERATING RESULTS

CALGARY, ALBERTA - Challenger Energy Corp. (“Challenger” or the “Company” – TSX Venture Exchange: CHA) of Calgary Alberta, Canada is pleased to announce its financial operating results for the 6 months ended June 30, 2006. As at June 30, 2006, the Company is debt free, its working capital is approximately Cdn$8.4 million, its cash on hand is approximately Cdn$8.4 million and its investment towards its exploration activity in Trinidad and Tobago is Cdn$10.1 million. The second quarter 2006 results can be viewed at www.sedar.com. The Company is also pleased to announce that it is poised to commence drilling its first two exploration wells in Trinidad and Tobago with Canadian Superior Energy Inc. (AMEX, TSX: SNG) in the fourth quarter of 2006 with the Kan Tan IV Semi Submersible Drilling Rig on Canadian Superior Energy Inc.’s “Intrepid” Block 5(c) offshore Trinidad. The rig is managed by A. P. Moller - Maersk A/S, of Copenhagen, Denmark (trading in the name of Maersk Contractors), and owned by BeijingZhiynan Industries Company Limited, of Beijing, China, member of the Sinopec Group of companies (NY: SNP). The Company’s stock option plan was amended and approved by the exchange on June 23, 2006 to a fixed number plan by which the Company could issue up to 6 million stock options. Subsequent to June 30, 2006, the Company issued 1.35 million stock options (5 year expiry, $2.10 to $2.25 option price range) to directors, officers and consultants of the Company, and the Company changed its registrar and transfer agent from Computershare Trust Company to Olympia Trust Company.

Challenger Energy Corp. is a Calgary Alberta, Canada based oil and gas exploration Company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia.

Cautionary Statements

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. The information in this news release also includes certain information and statements about management’s view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although the Company believes that the expectations reflected in forward-looking statements are reasonable, it can give no assurances that the expectations of any forward-looking statements will prove to be correct.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements.

MESSAGE TO SHAREHOLDERS

On behalf of the team at Challenger Energy Corp., I am very pleased to provide you with a summary of our achievements in the first six months of 2006 and our go forward plan with Canadian Superior Energy Inc. (“Canadian Superior”, TSX, AMEX: SNG) to drill offshore Trinidad and Tobago on one of the best natural gas plays in the world, during the fourth quarter of 2006. At June 30, 2006, the corporation was debt free, had $8.4 million in working capital and our cash position was $8.4 million. During the first six months of 2006 we completed the raising $19.5 million in equity financing and funded $10.1 million towards our exploration activity in Trinidad and Tobago. I would like to thank our shareholders for their support and we are committed to moving forward into 2006 and beyond with a conservance disciplined financial approach. 2006 will be an exciting year for us.